[Exhibit 131]


                              [ITT Letterhead]


DATE:       November 7, 1997
CONTACTS:   Jim Gallagher        George Sard/David Reno
TELEPHONE:  212-258-1261         Sard Verbinnen & Co.
                                 212-687-8080

                                 FOR IMMEDIATE RELEASE

             ITT RESPONDS TO STARWOOD LODGING'S INCREASED OFFER


     NEW YORK, November 7, 1997 -- ITT Corporation (NYSE:ITT) today said Starwood Lodging's increased offer confirms its belief that stockholders will receive the highest value by continuing the competitive auction for ITT. ITT continues to believe that Hilton will now also increase its offer.

     The Board of ITT is absolutely committed to selling ITT in a fair auction in which the bidder who is willing to pay the highest price will win.

                                  - ITT -